STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York  10038

July __, 2013

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Karen L. Rossotto

Re:	Dreyfus Manager Funds I
File Numbers: 333-106576; 811-21386

Ladies and Gentlemen:

On behalf of Dreyfus Manager Funds I (the "Company"), transmitted for filing under the Securities Act of 1933, as amended (the "Securities Act"), and the Investment Company Act of 1940, as amended (the "1940 Act"), is Post-Effective Amendment No. 26 (the "Amendment") to the Company's Registration Statement on Form N-1A (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission").  The Amendment relates to Post-Effective Amendment No. 25 ("Amendment No. 25") to the Registration Statement, filed on May 1, 2013, in order to add a new series, Dreyfus Research Long/Short Equity Fund (the "Fund"), to the Company.

The Amendment is being filed to respond to comments of the staff (the "Staff") of the Commission on Amendment No. 25 that were provided telephonically to the undersigned by Karen L. Rossotto of the Staff on June 13, 2013, to file certain exhibits, including management, sub-investment advisory and distribution agreements, distribution, shareholder services and 18f-3 plans, code of ethics and the consent of the Company's independent registered public accounting firm, and to make certain other revisions to the Fund's prospectus and statement of additional information.  The Company's Tandy certification was filed with Amendment No. 25.

The prospectus and statement of additional information included in the Amendment have been marked to show changes from the versions filed as part of Amendment No. 25.

For the convenience of the Staff, and for completeness purposes, the Staff's comments have been restated below in their entirety, and the response is set out immediately following each comment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Prospectus

Cover Page

1.	Staff Comment: Please confirm that the each of the Company's series and classes have identifiers on EDGAR.

Response:  Each of the Company's series and classes have identifiers on EDGAR.

Fund Summary – Fees and Expenses

2.
Staff Comment:  The fee table reflects the "Maximum deferred sales charge (load) (as a percentage of lower of purchase or sale price)" for Class A shares as "none*."  The corresponding footnote states:  "Class A shares bought without an initial sales charge as part of an investment of $1 million or more may be charged a deferred sales charge of 1.00% if redeemed within one year."  Please revise the fee table to reflect the maximum deferred sales charge (load) for Class A shares as "1.00%."  Please refer to Instruction 2(a)(i) to Item 3 of Form N-1A.

Response:  If the Fund were to make the requested change, the fee table would reflect more than one type of sales charge.  Instruction 2(a)(ii) to Item 3 states:  "If more than one type of sales charge (load) is imposed (e.g., a deferred sales charge (load) and a front-end sales charge (load)), the first caption in the table should read 'Maximum Sales Charge (Load)' and show the maximum cumulative percentage."  We believe this result would not be appropriate for the Fund as it does not charge both a front-end sales charge and deferred sales charge with respect to the same shares, and therefore reflecting a maximum cumulative percentage would overstate the maximum load that could be charged and would be misleading to investors.  Since we believe it is important to communicate that certain purchases not subject to a front-end sales charge may be subject to a deferred sales charge instead, the Fund discloses the maximum front-end sales charge in the fee table and includes a footnote to the table, consistent with Instruction 2(a)(i), related to the amount of the deferred sales charge that may apply if a front-end sales charge does not.  Accordingly, we have not modified the applicable disclosure and request that the comment be waived.

3.
Staff Comment:  Please confirm that the contract with The Dreyfus Corporation ("Dreyfus") regarding the waiver of fees and/or the assumption of Fund expenses (the "Expense Limitation Agreement") referenced in the third footnote to the fee table is filed as an exhibit to the Amendment.

Response: The Expense Limitation Agreement has been filed as an exhibit to the Amendment.

4.	Staff Comment: Please confirm whether the amounts waived or reimbursed by Dreyfus under the Expense Limitation Agreement are subject to recoupment by Dreyfus.

Response: Amounts waived or reimbursed by Dreyfus under the Expense Limitation Agreement are not subject to recoupment by Dreyfus.

5.	Staff Comment: Please clarify whether the Board of Trustees of the Company may authorize early termination of the Expense Limitation Agreement on behalf of the Fund.

Response:  The Expense Limitation Agreement may only be terminated prior to August 1, 2014 upon termination of the Management Agreement between the Company, on behalf of the Fund, and Dreyfus.  Accordingly, we believe the disclosure is accurate and does not need to be clarified.

6.	Staff Comment: Please confirm that substitute dividend and interest expenses on securities sold short are included in the fee table.

Response: Substitute dividend and interest expenses on securities sold short are included as a separate line item under "Other expenses" in the fee table.

Fund Summary – Principal Investment Strategy

7.
Staff Comment:  The first sentence of the first paragraph states:  "To pursue its goal, the fund normally invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities."  Please disclose the types of equity securities that are included in the Fund's policy with respect to the investment of 80% of its assets ("80% test").  If the Fund intends to include synthetic instruments with economic characteristics similar to the equity securities in which the Fund may invest for purposes of satisfying the 80% test, please disclose that the Fund may do so.

Response:  Please note that the following sentence is the last sentence of the first paragraph under "Fund Details – Goal and Approach":  "The fund invests principally in common stocks, but its equity investments also may include preferred stocks and convertible securities, including, to a limited degree, those purchased in initial public offerings (IPOs) or shortly thereafter."  Although the Fund may potentially invest in other equity securities (as disclosed in the Fund's statement of additional information) for purposes of the 80% test, such investments will not be a principal investment strategy of the Fund.

We have been advised by Fund management that the Fund will not invest in synthetic instruments with economic characteristics similar to the equity securities in which the Fund may invest for purposes of satisfying the 80% test.

8.
Staff Comment:  The second sentence of the first paragraph states:  "The fund is designed to provide exposure to various global equity sectors using long/short investment strategies in seeking to produce excess returns with low correlations with, and less volatility than, major equity markets over a complete market cycle, typically a period of several years."  Please clarify what is meant by "low correlations with."

Response:  The referenced sentence has been revised as follows:  "The fund is designed to provide exposure to various global equity sectors using long/short investment strategies in seeking to produce excess returns with low correlations (i.e., either positive or negative correspondence) with, and less volatility than, major equity markets over a complete market cycle, typically a period of several years."

9.
Staff Comment:  The third sentence of the first paragraph states:  "The fund normally invests in equity securities of domestic and foreign companies with market capitalizations generally above $250 million at time of purchase."  Please clarify in the disclosure whether the Fund may invest in companies of any market capitalization (above $250 million at the time of purchase).

Response:  The referenced sentence has been revised as follows:  "The fund may invest in equity securities of domestic and foreign companies with any market capitalization, which normally will be above $250 million at time of purchase."

10.
Staff Comment:  Please consider taking language from the fifth paragraph in "Fund Details – Goal and Approach" to supplement the discussion of short sales in the fourth paragraph of "Fund Summary – Principal Investment Strategy."

Response:  The following sentences from the fifth paragraph in "Fund Details – Goal and Approach" have been added to the end of the referenced paragraph:

The fund will incur a loss as a result of a short sale if the price of the security increases between the date of the short sale and the date on which the fund replaces the security sold short.  The fund will realize a gain if the security declines in price between those two dates.  The fund's potential loss is limited only by the maximum attainable price of the security less the price at which the security was sold.

11.	Staff Comment: If there is a Fund policy with respect to the maximum amount of short sales the Fund may enter into or maintain, please disclose the policy.

Response:  As disclosed in the prospectus, although the Fund intends to maintain an overall long position in its portfolio investments, in certain circumstances, the Fund's short positions may approach or reach the size of the Fund's overall long position.  We have been advised by Fund management that, other than as has been disclosed, there is no policy with respect to the maximum amount of short sales the Fund may enter into or maintain.

12.
Staff Comment:  Please include a representation to the Staff that, if the Fund enters into credit default swap agreements as a seller of credit protection, the Fund will segregate liquid assets equal to the full notional value of these swaps.

Response:  We have been advised by Fund management that there is no current intention to enter into credit default swap agreements as a seller of credit protection, but that if the Fund were to enter into such credit default swap agreements, it would segregate liquid assets equal to the full notional value of these swaps.

13.
Staff Comment:  The fifth paragraph states:  "The fund may use derivative instruments, such as options,…swaps (including total return swaps)…"  If the Fund intends to enter into total return swap agreements, please review Securities Trading Practices of Investment Companies, Rel. No. IC-10666 (April 18, 1979) ("Release 10666") and confirm compliance with Release 10666.  Additionally, please add language noting that any future rules, guidance or interpretations of the Commission or the Staff may impact the Fund's operations.

Response:  We have been advised by Fund management that the Fund will comply with Release 10666 and subsequent Staff no-action letters or interpretations.  Additionally, the following language has been added at the end of the derivatives risk disclosure under "Fund Details – Investment Risks":  "Future rules and regulations of the Securities and Exchange Commission may impact the fund's operations as described in this prospectus."  In the event that any such future rule or regulations, or Staff interpretations thereof, impact Fund operations, the Fund will revise its prospectus and/or statement of additional information if and as appropriate.

14.	Staff Comment: If there is a Fund policy with respect to the maximum amount of investments in derivatives, please disclose the policy.

Response:  Fund management has advised that, subject to applicable rules and regulations of the Commission and Commodity Futures Trading Commission and disclosure in the prospectus and/or statement of additional information, there is no policy with respect to the maximum amount of derivative instruments the Fund may enter into or maintain.

15.
Staff Comment:  The fifth paragraph states:  "The fund may use derivative instruments…as a substitute for investing directly in an underlying asset…"  Please confirm that derivative instruments relating to equity securities will have economic characteristics similar to equity securities.

Response:  The Fund does not intend to invest in derivative instruments for purposes of satisfying the 80% test.  To the extent the Fund were to so invest, Fund management has confirmed that such derivative instruments relating to equity securities will have economic characteristics similar to equity securities.  See, also, the response to Comment No. 7.

16.	Staff Comment: Please confirm that the "derivative instruments" referenced in the fifth paragraph will be valued at market value rather than at notional value for purposes of the Fund's 80% test.

Response:  We have been advised by Fund management that, to the extent the Fund were to invest in derivative instruments for purposes of satisfying the 80% test, such derivative instruments will be valued at market value for purposes of the Fund's 80% test.

Fund Summary – Principal Risks

17.
Staff Comment:  Please consider taking language from the fourth bullet point in "Fund Details – Investment Risks" to supplement the discussion of short sales in the fourth bullet point in "Fund Summary – Principal Risks."

Response:  The following sentences from the fourth bullet point in "Fund Details – Investment Risks" have been added to the end of the referenced bullet point:  "Short positions in stocks involve more risk than long positions in stocks because the maximum sustainable loss on a stock purchased is limited to the amount paid for the stock plus the transaction costs, whereas there is no maximum attainable price on the shorted stock.  In theory, stocks sold short have unlimited risk."

18.
Staff Comment:  The "Derivatives risk" paragraph (eighth bullet point) does not specifically describe the types of derivatives in which the Fund will invest or the risks associated with them.  Please tailor the derivatives risk disclosure to the specific derivatives in which the Fund will invest and the risks of investing in those derivatives.

Response:  The following disclosure has been added at the end of the "Derivatives risk" paragraph:

Certain types of derivatives, including contracts for difference, swaps, forward contracts and other over-the-counter transactions, involve greater risks than the underlying obligations because, in addition to general market risks, they are subject to illiquidity risk, counterparty risk, credit risk and pricing risk.

Fund Details – Goal and Approach

19.
Staff Comment:  The second sentence of the first paragraph states:  "This objective may be changed by the fund's board, upon 60 days' prior notice to shareholders."  Please add disclosure stating that the Fund will provide its shareholders with at least 60 days' prior notice of any change to its 80% test.

Response:  The reference sentenced has been revised as follows and moved to be the third sentence of the paragraph:  "The fund's objective and the policy with respect to the investment of 80% of its assets may be changed by the fund's board, upon 60 days' prior notice to shareholders."

20.
Staff Comment:  The last sentence of the first paragraph states:  "The fund invests principally in common stocks, but its equity investments also may include preferred stocks and convertible securities, including, to a limited degree, those purchased in initial public offerings (IPOs) or shortly thereafter."  Please confirm supplementally that any convertible securities in which the Fund invests for purposes of satisfying the Fund's 80% test will be immediately convertible to equity securities.

Response:  We have been advised by Fund management that any convertible securities in which the Fund invests for purposes of satisfying the Fund's 80% test will be immediately convertible into equity securities.

21.
Staff Comment:  The first sentence of the seventh paragraph states:  "The fund also may invest in publicly-traded real estate investment trust securities (REITs), exchange-traded funds (ETFs) and equity-linked notes (ELNs)."  Please confirm that investments in REITs, ETFs and ELNs are not considered part of the Fund's principal investment strategy.

Response:  We have been advised by Fund management that investments in REITs, ETFs and ELNs are not part of the Fund's principal investment strategy, and the referenced disclosure has been revised accordingly.

Fund Details – Investment Risks

22.
Staff Comment:  Please consider disclosing "Foreign currency risk" (currently listed in the second bullet point list of risks not categorized as "principal") as a "principal risk" of the Fund, since the Fund may invest up to 40% of its net assets in the securities of foreign issuers.

Response:  The "Foreign currency risk" paragraph relates to the risk of foreign currency transactions, which are not a principal investment strategy of the fund and, therefore, the risk factor is not identified as a "principal risk" of the Fund.  Please note that the "Foreign investment risk" paragraph in "Fund Summary – Principal Risks" and in "Fund Details – Investment Risks" in the list of principal risks contains the following disclosure regarding foreign currency risk:  "Investments denominated in foreign currencies are subject to the risk that such currencies will decline in value relative to the U.S. dollar and affect the value of these investments held by the fund."

Fund Details – Management

23.
Staff Comment:  The second sentence of the sixth paragraph states:  "Dreyfus has applied for an exemptive order from the SEC, which would replace the existing order, and upon which the fund may rely, that would permit Dreyfus, subject to certain conditions and approval by the fund's board, to hire and replace one or more sub-investment advisers that are either unaffiliated or are wholly-owned subsidiaries of BNY Mellon, without obtaining shareholder approval."  Please add language stating that there is no guarantee that the requested order will be granted by the Commission.

Response: Subsequent to the receipt of Staff comments, the notice for the referenced order was issued on June 26, 2013 (Rel. No. IC-30580). Accordingly, we are not adding the requested language.

Statement of Additional Information

Certain Portfolio Manager Information

24.
Staff Comment:  In the table providing information on accounts managed by each primary portfolio manager that are subject to performance-based advisory fees, please change the heading "Number of Accounts" to "Number of Accounts Subject to Performance Fees."

Response: The requested change has been made.

Investment Restrictions – Fundamental Policies

25.
Staff Comment:  The first paragraph states: "Additionally, as a matter of Fundamental Policy, each fund, as indicated, may not (with respect to Dreyfus Brazil Equity Fund …, except as described below or as otherwise permitted by the 1940 Act, or interpretations or modifications by, or exemptive or other relief from, the SEC or other authority with appropriate jurisdictions, and disclosed to investors, the fund may not):…"  Please delete the phrase "or interpretations or modifications by, or exemptive or other relief from."

Response:  The requested change has been made.

Additional Information about Investments, Investment Techniques and Risks – Private Investment Funds

26.
Staff Comment:  Please confirm that no fund will invest more than 10% of its assets in a fund that is excluded from the definition of investment company in reliance on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

Response:  We have been advised by Fund management that no fund will invest more than 10% of its assets in a fund that is excluded from the definition of investment company in reliance on Section 3(c)(1) or 3(c)(7) of the 1940 Act.

*     *     *     *     *     *     *     *

We hereby advise you that the Amendment does not include disclosure which we believe would render it ineligible to become effective pursuant to paragraph (b) of Rule 485 under the Securities Act.  We hope the Staff finds that this letter and the revisions to the prospectus and statement of additional information are responsive to the Staff's comments.  Should members of the Staff have any questions or comments regarding the Amendment, they should call the undersigned at 212.806.6173 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Linda Y. Kim
Linda Y. Kim

cc:  Janna Manes